UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                                 QPQ CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    459951109
                                 (CUSIP Number)

                               Charles R. Haywood
                                 Foley & Lardner
                                  One IBM Plaza
                             330 North Wabash Avenue
                                   Suite 3300
                             Chicago, Illinois 60611
                                 (312) 755-1900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 3, 1997
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             F.T. Trading

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  WC

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [ ]

   6    Citizenship or Place of Organization
             Republic of Ireland

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares              8    Shared Voting Power
   Beneficially             0 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With              0 shares

                  10   Shared Dispositive Power
                       0 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             0 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                    [ ]

   13   Percent of Class Represented By Amount in Row (11)
             0.0%

   14   Type of Reporting Person
             OO

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             John T. Porter

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [ ]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares              8    Shared Voting Power
   Beneficially             0 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With              0 shares

                  10   Shared Dispositive Power
                       0 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             0 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [ ]

   13   Percent of Class Represented By Amount in Row (11)
             0.0%

   14   Type of Reporting Person
             IN

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             Brian D. Porter

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [ ]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares              8    Shared Voting Power
   Beneficially             0 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With              0 shares

                  10   Shared Dispositive Power
                       0 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             0 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [ ]

   13   Percent of Class Represented By Amount in Row (11)
             0.0%

   14   Type of Reporting Person
             IN


        This Amendment No. 1 to Schedule 13D is filed jointly by F.T. Trading ("F.T. Trading"), John T. Porter and Brian D. Porter (the "Group") and relates to the common stock, $.01 par value (the "Common Stock"), of QPQ Corporation (the "Issuer"). This Amendment No. 1 amends the Schedule 13D initially filed on July 3, 1997 (the "Schedule 13D"). The following items in the Schedule 13D are amended to read in their entirety as follows:

   Item 4.   Purpose of Transaction

        The Group has disposed of the shares described herein and now holds no Common Stock. The Group may choose at any time to purchase Common Stock, but does not intend to do so at this time. The Group has no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
   Schedule 13D.

   Item 5.   Interest in Securities of the Issuer

        (a)-(b) None of Anthony Ardizzone, John T. Porter, Brian D. Porter, Ann T. Porter, Dana T. Porter or the Owners (as defined in the Schedule
   13D) beneficially owns any shares of the Common Stock personally or otherwise.

        (c) The following transactions are the only transactions in the Common Stock made by the Group in the past 60 days, all of which were made in open market sales on the Nasdaq SmallCap Market:

             Date      Number of Shares         Price Per Share
             10/3/97    19,400                  $0.7877
             10/5/97     1,000                  $0.75
             10/8/97    15,000                  $0.75
             10/9/97     3,000                  $3.00

        Because of two reverse stock splits undertaken by the Issuer, the total number of shares sold does not equal the number of shares described as beneficially owned in the Schedule 13D. However, the Group has now sold its entire ownership of Common Stock.

        (d)  Not applicable.

        (e) On October 3, 1997, the Group ceased to beneficially own more than five percent of the Common Stock.

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Date:     October 23, 1997

                            F.T. TRADING

                                /s/ Anthony Ardizzone
                            By:   Anthony Ardizzone,
                                 Vice President


                                   /s/ John T. Porter
                                 John T. Porter


                                   /s/ Brian D. Porter
                                 Brian D. Porter